CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated April 18, 2003 in the matter of File No. 70-10094.

                                 --------------

Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On April 7, 2004, the issuance and sale by the Company of 1,200,000 Depositary Shares, each representing one-fourth of a Share of 5.25% Series Preferred Stock, Cumulative, Par Value $100 Per Share (the "Stock"), were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

       Exhibit A -- Prospectus supplement with respect to the Depositary
                    Shares, dated March 3, 2004. (Filed electronically March 5, 2004, in File Nos. 333-108156, 333-108156-01 and
                    333-108156-02.)

       Exhibit B -- Underwriting Agreement with respect to the
                    Depositary Shares dated March 3, 2004. (Designated in Form 8-K dated March 3, 2004 as Exhibit 1.)

       Exhibit C -- Amendment to articles of incorporation of the
                    Company, filed in the office of the Secretary of State of Mississippi on April 2, 2004, which includes resolutions of the Board of Directors of the Company establishing the new 5.25% Series Preferred Stock. (Designated in Form 8-K dated March 3, 2004, as Exhibit 4.6.)

       Exhibit D -- Deposit Agreement, dated as of April 1, 2004, among the Company, SunTrust Bank, as Depositary, and the holders of receipts evidencing the Depositary Shares to be issued thereunder. (Designated in Form 8-K dated March 3, 2004, as
                    Exhibit 4.7.)

       Exhibit E -- Opinion of Balch & Bingham LLP, dated April 13,
                    2004.



Dated: April 13, 2004                                MISSISSIPPI POWER COMPANY



                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                      Assistant Secretary